UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number  000-51076

                           NOTIFICATION OF LATE FILING



(Check One):  [X] Form 10-K   [_] Form 11-K   [_] Form 20-F   [_] Form 10-Q
              [_] Form N-SAR

         For Period Ended: December 31, 2005
         [_]Transition  Report on Form 10-K
         [_]Transition  Report  on Form  20-F
         [_]Transition Report  on Form  11-K
         [_]Transition  Report  on Form  10-Q
         [_]Transition  Report  on Form  N-SAR
         For the Transition Period Ended:

                            Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________
________________________________________________________________________________


PART I -- REGISTRANT INFORMATION

Full Name of Registrant:            IPORUSSIA, INC.


Former Name if Applicable:

Address of Principal Executive Office (Street and number):  12 Tompkins Avenue,

City, state and zip code:           Jericho, New York  11753



PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
  [X] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to timely file its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 on or before its March 31, 2006 scheduled due date without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                           Leonard W. Suroff                                516                              937-6000
         -------------------------------------------------------    ---------------------     --------------------------------------
                                 (Name)                                 (Area Code)                      (Telephone Number)


(2)      Have all other periodic  reports required            YES       No
         under   Section   13  or   15(d)  of  the            [X]       [_]
         Securities   Exchange   Act  of  1934  or
         Section 30 of the Investment  Company Act
         of 1940 during the preceding 12 months or
         for   such   shorter   period   that  the
         registrant was required to file such report(s) been filed? If answer is no, identify report(s).

(3)      Is it  anticipated  that any  significant            YES       No
         change in results of operations  from the            [X]       [_]
         corresponding YES No period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

         To date, the Registrant has not generated revenues from its operations while it incurs expenses in the development of its operations. As a result, it has incurred losses which were significantly higher in fiscal 2005 than they were prior to its raising funds for the growth of its business in its initial closing of its public offering in December 2004. Prior to that date, the Registrant operated on a limited budget and incurred limited expenses.

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                                 IPORUSSIA, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date  April 3, 2006              By: /s/ Leonard W. Suroff
      ------------------             -------------------------------------------
                                     Leonard W. Suroff, Executive Vice President



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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